

November 21, 2012

Via E-mail
Corinda Joanne Melton
Chief Executive Officer
One World Holdings, Inc.
418 Bridge Crest Boulevard
Houston, TX 77082

> **Re:** **One World Holdings, Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **File No. 333-177992**

Dear Ms. Melton:

We have reviewed your registration statement and have the following comments.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Current Compensation of Directors, page 31

2. Refer to Section 3 of Mr. Hines' consulting agreement (Exhibit 10.11). Please revise the third paragraph of your disclosure to track the provisions of Section 3 which state that the company will pay Mr. Hines 50,000 shares of common stock as compensation in lieu of his standard rate of $4,166.67 per month for a period of 12 months.

June 30, 2012 Financial Statements

(11) Consulting Agreements, page F-15

3. Please explain why you are presenting the unrecognized expense associated with the stock issued for services as a contra-equity account instead of as an asset for prepaid services, as described in paragraphs 6 and 7 of ASC 505-50-25. Refer also to paragraph 1 of ASC 505-50-45.

December 31, 2011 Financial Statements

(12) Consulting Agreements, page F-36

4. We have read your response and revision related to comment 15 in our letter dated October 24, 2012. Please tell us and revise to disclose whether the consultants who waived their right to collect cash were related parties as defined in ASC 850-10-05, a definition that includes owners of more than ten percent of your voting interests. Please tell us your consideration of ASC 470-50-40-2 in accounting for the amount that has been waived. If the consultants are related parties, it would appear that consulting expense would be debited for $301,446 and the offset would be a credit to equity. Please advise and provide your basis in GAAP for your accounting.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        David M. Love, Esq.
        John S. Gillies, Esq.
        The Love Law Firm, PC.